Exhibit 99.1

LightInTheBox Holding Co., Ltd. to Hold Annual General Meeting on June 29, 2016

Beijing, China, June 14, 2016 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced it will hold its annual general meeting of shareholders at ICBC Tower, 35/F, 3 Garden Road, Hong Kong on June 29, 2016 at 10:00 a.m., local time.

Holders of record of ordinary shares of the Company at the close of business on June 10, 2016, New York time (the “Record Date”) are entitled to notice of, and to attend and vote at, the annual general meeting or any adjournment thereof. Holders of record of the Company’s American Depositary Shares (“ADSs”) at the close of business on the Record Date who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the annual general meeting is available on the Investor Relations section of the Company’s website at http://ir.lightinthebox.com. The Company has filed its annual report on Form 20-F, including its audited financial statements for the financial year ended December 31, 2015, with the U.S. Securities and Exchange Commission (the “SEC”).  The Company’s annual report can be accessed on the Company’s website at http://ir.lightinthebox.com, as well as on the SEC’s website at http://www.sec.gov.  Shareholders may request a hard copy of the Company’s annual report, free of charge, by contacting the Company at ir@lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.